Contact

www.linkedin.com/in/laurahudak
(LinkedIn)
www.clevelandplusbusiness.com
(Other)

Laura Hudak

Vice President, Finance and Administration at Team NEO
Brecksville, Ohio, United States

Experience

Cleveland Plus and Team NEO
VP, Finance and Administration
2004 - Present (21 years)

Deloitte
Senior Manager
June 2000 - March 2004 (3 years 10 months)

Ernst & Young
Senior Manager
September 1988 - June 2000 (11 years 10 months)

_____

Education

Kent State University
BBA, Accounting, Computer Science, Business Management · (1984 - 1988)